M-real Corporation Stock Exchange Bulletin 7.5.2007

M-real to exercise its purchase option under the agreement with Kyro Oyj Abp

M-real Corporation, a member of the Metsäliitto Group, has decided to exercise its purchase option relating to the gas combi power plant in Kyröskoski and the real properties on which the Kyröskoski mills are located under the agreement made with Kyro Oyj Abp on 29 September 2006. The value of the transaction is approximately EUR 13 million and it will be completed on 1 July 2007 according to the terms of the agreement concerning the purchase option.

The power plant, which has a total capacity of about 50 megawatt, will improve M-real's self-sufficiency in energy and reduce the energy costs of its paper and board mill at Kyröskoski. It will also facilitate the project for a waste-incineration power plant in Kyröskoski that is being developed in cooperation with Vapo Oy.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 469 4321
Anne-Mari Achrén, Communications, tel. +358 10 469 4541